UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Crescent Energy Company
(Name of Issuer)

Class A Common Stock, Par Value of $0.0001 Per Share
(Title of Class of Securities)

44952J 104
(CUSIP Number)

Brandi Kendall
Vice President
Independence Energy Aggregator L.P.
600 Travis Street, Suite 7200
Houston, TX 77002
(713) 481-7782
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

April 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Independence Energy Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,134,496 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
29,134,496 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,134,496 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock, par value $0.0001 per share, of Crescent Energy Company, a Delaware corporation (the “Issuer” and such stock, “Class B Common Stock”) and an equivalent number of units representing limited liability company interests of Crescent Energy OpCo LLC (f/k/a IE OpCo LLC, “OpCo”, and such units, “OpCo LLC Units”), which together are exchangeable for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock”) on a one-for-one basis pursuant to the Amended and Restated LLC Agreement of OpCo (“OpCo LLC Agreement”).

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by Independence Energy Aggregator L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Independence Energy Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,134,496 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
29,134,496 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,134,496 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by Independence Energy Aggregator GP LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Upstream Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,706,850 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
29,706,850 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Upstream Associates LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Assets Holdings III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Assets Holdings III L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Financial Holdings LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Assets III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Assets III GP LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Partnership L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Holdings Corp., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Group Co. Inc., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR & Co. Inc., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by KKR Management LLP, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by Mr. Kravis, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
29,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
29,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock as described herein, as further described in Item 5 below, and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by Mr. Roberts, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021, as amended on September 15, 2022, June 6, 2023, July 5, 2023, November 15, 2023 and March 11, 2024 (as so amended, the “Schedule 13D”) by the Reporting Persons, relating to the shares of Class A Common Stock. The Issuer’s principal executive offices are located at 600 Travis Street, Suite 7200, Houston, Texas 77002.

This Amendment No. 6 is being filed by the Reporting Persons to report the sale on April 1, 2024 by Independence Energy Aggregator L.P. (“IE Aggregator”) of 6,000,000 shares of the Issuer’s Class A Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, through a broker-dealer (the “Sale”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

IE Aggregator holds 29,134,496 shares of Class B Common Stock and the same number of OpCo LLC Units. KKR Upstream Associates LLC holds 572,354 shares of Class A Common Stock. The terms of the OpCo LLC Agreement provide certain holders of the OpCo LLC Units with the right to cause OpCo to acquire all or a portion of the OpCo LLC Units (the “Redemption Right”) for, at OpCo’s election, (a) shares of Class A Common Stock of the Issuer at a redemption ratio of one share of Class A Common Stock for each OpCo LLC Unit redeemed, together with an equal number of shares of Class B Common Stock (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions), or (b) cash. As a result, for the purpose of Rule 13d-3 under the Act, each of IE Aggregator and Aggregator GP may be deemed to be the beneficial owners of an aggregate of 29,134,496 shares of Class A Common Stock, which represents approximately 20.7% of the outstanding Class A Common Stock, based on a combined total of 140,543,296  shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock by IE Aggregator on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock by IE Aggregator as described herein and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by IE Aggregator and Aggregator GP, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, IE Aggregator and Aggregator GP would hold approximately 16.4% of the outstanding Class A Common Stock, based on a combined total of 177,356,924 shares of Class A Common Stock.

Each of KKR Upstream Associates LLC, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC, KKR Group Assets III GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., KKR Management LLP, Henry R. Kravis and George R. Roberts (together, the “KKR Group”) may be deemed to be the beneficial owners of an aggregate of 29,706,850 shares of Class A Common Stock under Rule 13d-3 of the Act. The aggregate number of shares of Class A Common Stock beneficially owned by the KKR Group represents approximately 21.1% of the outstanding Class A Common Stock, based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding. This combined total consists of (a) 111,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024, 13,800,000 shares of Class A Common Stock converted from Class B Common Stock by IE Aggregator on March 11, 2024 and 6,000,000 shares of Class A Common Stock converted from Class B Common Stock by IE Aggregator as described herein and (b) assumes that all 29,134,496 shares of Class B Common Stock beneficially owned by the KKR Group, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, the KKR Group would hold approximately 16.7% of the outstanding Class A Common Stock, based on a combined total of 177,356,924 shares of Class A Common Stock.

Each of Aggregator GP (as the general partner of IE Aggregator), KKR Upstream Associates LLC (as the sole member of Aggregator GP), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of KKR Upstream Associates LLC), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by IE Aggregator. Additionally, each of KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of KKR Upstream Associates LLC), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by KKR Upstream Associates LLC.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

The Reporting Persons and PT Independence Energy Holdings LLC, a Delaware limited liability company (“PT Independence”) may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement. However, neither the Reporting Persons nor PT Independence have voting or dispositive power over the other party’s shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units or shares of Class B Common Stock. PT Independence has separately filed a Schedule 13D with respect to its interest in the Issuer.

(c).  In connection with the Sale, IE Aggregator (i) converted 6,000,000 shares of Class B Common Stock and OpCo LLC Units into an equal number of shares of Class A Common Stock and (ii) sold 6,000,000 shares of Class A Common Stock at a price per share of $10.74, pursuant to Rule 144 under the Securities Act of 1933, as amended, through a broker-dealer. Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock since the filing of Amendment No. 5 to Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2024

INDEPENDENCE ENERGY AGGREGATOR L.P.

By:	Independence Energy Aggregator
GP LLC, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

INDEPENDENCE ENERGY AGGREGATOR GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR UPSTREAM ASSOCIATES LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP ASSETS HOLDINGS III L.P.

By:	KKR Group Assets III GP LLC,
its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP ASSETS III GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp.,
its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact